NO ACT

PE 1-8-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF CORPORATION FINANCE



10010418

January 11, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 01-11-2010

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
P.O. Box 4362
Houston, TX 77210-4362

Re: EOG Resources, Inc.

Dear Mr. Donaldson:

This is in regard to your letter dated January 8, 2010 concerning the shareholder proposal submitted by the Board of Pensions of the Evangelical Lutheran Church in America for inclusion in EOG's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that EOG therefore withdraws its December 31, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,



Gregory S. Belliston
Special Counsel

cc: Heather H. Williamson, CFA
Senior Investment Manager
ELCA Board of Pensions
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892



Michael P. Donaldson
Assistant General Counsel

EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(713) 651-6260
Fax: (713) 651-6261
Michael_Donaldson@eogresources.com

January 8, 2010

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: EOG Resources, Inc. - Withdrawal of No-Action Request With Respect to the Shareholder Proposal Submitted by the Board of Pensions of the Evangelical Lutheran Church in America

Ladies and Gentlemen:

This letter is submitted by EOG Resources, Inc. ("***EOG***"), pursuant to Staff Legal Bulletin No. 14 (July 13, 2001), to notify the Staff of the U.S. Securities and Exchange Commission (the "***Commission***") that EOG hereby withdraws its no-action request submitted to the Commission (via email to shareholderproposals@sec.gov on December 31, 2009) with respect to the shareholder proposal and supporting statement (the "***Proposal***") submitted by the Board of Pensions of the Evangelical Lutheran Church in America (the "***Proponent***"). The Proponent has withdrawn the Proposal, via letter to EOG dated January 4, 2010; a copy of the Proponent's withdrawal letter is attached hereto as Exhibit 1.

Should the Staff have any questions or require further information, please feel free to contact me at (713) 651-6260 or michael_donaldson@eogresources.com.

Sincerely,

Michael P. Donaldson
Corporate Secretary

cc: Board of Pensions of the Evangelical Lutheran Church in America
Attention: Patricia Zerega, Director of Corporate Social Responsibility
via e-mail to mail@elcabop.org and facsimile at (412) 369-8840
with a copy to: Heather H. Williamson, Senior Investment Manager
via e-mail to mail@elcabop.org and facsimile at (612) 334-5399

Exhibit 1

Copy of Proponent's Withdrawal Letter dated January 4, 2010



Board of Pensions
Evangelical Lutheran Church in America
God's work. Our hands.

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

VIA OVERNIGHT DELIVERY

January 4, 2010

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
1111 Bagby Street, Sky Lobby 2
Houston, TX 77002

Dear Mr. Donaldson:

On behalf of the Board of Pensions of the Evangelical Lutheran Church in America (ELCA), consistent with the filing shareholder group, we are writing to notify you that we are withdrawing the shareholder resolution on Board diversity submitted to EOG Resources on November 23, 2009.

We appreciate the consideration you are giving to the proposal and are pleased to see that the policy revisions proposed by the company indicate a commitment to include diversity of race and gender as part of board composition. We look forward to being kept current on EOG Resource's diversity commitment.

Sincerely,



Heather H. Williamson, CFA
Senior Investment Manager
ELCA Board of Pensions

CC:	Pat Zerega	Kelli Dever – Mellon
	ELCA SW PA Synod	Global Security Services
	9625 Perry Highway	135 Santilli Highway
	Pittsburgh, PA 15237	Everett, MA 02149



Michael P. Donaldson
Assistant General Counsel

EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(713) 651-6260
Fax: (713) 651-6261
Michael_Donaldson@eogresources.com

December 31, 2009

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: EOG Resources, Inc. - Shareholder Proposal Submitted by the Board of Pensions of the Evangelical Lutheran Church in America

Ladies and Gentlemen:

This letter is submitted by EOG Resources, Inc. ("***EOG***") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the "***Exchange Act***") to notify the U.S. Securities and Exchange Commission (the "***Commission***") of EOG's intention to exclude from its proxy materials for its 2010 annual meeting of stockholders a shareholder proposal and supporting statement (the "***Proposal***") submitted by the Board of Pensions of the Evangelical Lutheran Church in America (the "***Proponent***"). We also respectfully request confirmation that the Staff of the Division of Corporation Finance (the "***Staff***") will not recommend to the Commission that enforcement action be taken if EOG excludes the Proposal from its 2010 proxy materials in reliance on Rule 14a-8(i)(10). A copy of the Proposal, together with related relevant correspondence received from the Proponent, is attached hereto as Exhibit 1.

The Proposal was also submitted by each of Calvert Asset Management Company, Inc. (as lead proponent), the Connecticut Retirement Plans and Trust Funds, Catholic Healthcare West and the Board of Pensions of the Presbyterian Church (USA). However, these proponents have withdrawn their respective proposals via separate correspondence to EOG dated December 22, 2009, December 17, 2009, December 22, 2009 and December 30, 2009, respectively; copies of all relevant correspondence with these former proponents are included in Exhibit 1 hereto.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), a copy of this letter is also being e-mailed and faxed to the Proponent. The mailing address, e-mail address and facsimile numbers for the Proponent are set forth at the end of this letter.

EOG currently intends to file its definitive 2010 proxy materials with the Commission on or about March 24, 2010. Accordingly, in accordance with Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which EOG expects to file its definitive 2010 proxy materials.

THE PROPOSAL

The Proponent has requested that EOG amend its Nominating and Corporate Governance Committee charter to include diversity, particularly diversity of race and gender, as a consideration for EOG's board selection process. The resolution portion of the Proposal reads as follows:

"BE IT RESOLVED:
That the Board of Directors consistent with their fiduciary duties:

1. Take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen;
2. Publicly commit itself to a policy of Board inclusiveness by amending the Nominating and Corporate Governance Committee's Charter to ensure that:
   - Women and minority candidates are routinely sought as part of every Board search the company undertakes;
   - The Board strives to obtain diverse candidates by expanding director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such government, academia, and non-profit organizations; and
   - Board composition is reviewed periodically to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties."

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) -- EOG has already substantially implemented the Proposal and it may be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from a company's proxy materials if "the company has already substantially implemented the proposal." This rule was designed "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Exchange Act Release No. 34-12598 (July 7, 1976).* When a company can demonstrate that it has taken actions to implement the essential objective of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. *See, e.g., Del Monte Foods Company (available June 3, 2009), Wal-Mart Stores, Inc. (available March 10, 2008), Caterpillar Inc. (available March 11, 2008); The Dow Chemical Co. (available March 5, 2008), Johnson & Johnson (available Feb. 22, 2008),* and *The Kroger Co. (available April 11, 2007).*

The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Rather, the standard the Staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See Exchange Act Release No. 34-20091 (August 16, 1983) and Texaco, Inc. (available March 28, 1991).*

EOG is committed to inclusiveness and diversity at all levels of EOG, as evidenced by EOG's policies, proxy statement and other public disclosures and the composition of its diverse workforce. Prior to recommending an individual for election to the Board of Directors of EOG (the "***Board***") or a Board committee, EOG's Nominating and Governance Committee (the "***Committee***"), in accordance with its former Nominating and Governance Committee Charter, considered and reviewed the individual's "independence, [and] the experience, skills and contributions" that the individual brought to the Board or Board committee (as the case may be).

On December 15, 2009, in an effort to address the Proposal, and to clarify the considerations for the recommendation of Board members and Board committee members, the Board and the Committee adopted an amendment to the Committee's charter. The charter now provides that the Committee shall take into account diversity in professional experience, skills and background, *and diversity in race and gender,* in considering individual director candidates (emphasis added). In addition, the amended Committee charter provides that the Committee shall, prior to recommending the appointment of an individual to the Board or to a Board committee, consider and review, among other factors, the *diversity in race and gender* that the individual brings to the Board or Board committee (emphasis added). The relevant amended text of the Committee's charter is set forth below (new language is underlined):

Committee Authority and Responsibilities

3. The Nominating and Governance Committee shall actively seek individuals qualified to become Board members for recommendation to the Board. Directors should possess personal and professional integrity, have good business judgment, and have relevant experience and skills. <u>The Nominating and Governance Committee shall take into account diversity in professional experience, skills and background, and diversity in race and gender, in considering individual director candidates.</u>

4. Prior to recommending an individual for election to the Board, the Nominating and Governance Committee shall consider and review the individual's independence, the experience, skills, <u>diversity in race and gender</u> and contributions that the individual brings to the Board (including whether the individual has the knowledge, background and experience to qualify as an "audit committee financial expert" under the rules and regulations of the Securities and Exchange Commission), and, if the individual is an existing director of the Company, the individual's length

of Board service and Board and committee meeting attendance and fulfillment of Board responsibilities.

5. Prior to recommending the appointment of a director to a Board committee, the Nominating and Governance Committee shall consider and review the director's independence, the experience, skills, diversity in race and gender and contributions that the director brings to the Board committee, and, if the individual is an existing committee member, the director's Board committee meeting attendance and performance and fulfillment of committee responsibilities.

The amended Committee charter has been posted on EOG's Internet website (www.eogresources.com) and corresponding disclosures will be included in EOG's 2010 proxy materials.

EOG views the implementation of the Proposal (by amending the Committee charter as set forth above) as a situation that is analogous to the situation the Staff reviewed in *Commercial Metals Company (available November 5, 2009)* in which the Staff indicated it would not recommend action to the Commission if Commercial Metals Company omitted a proposal in reliance on Rule 14a-8(i)(10). That proposal requested an amendment to Commercial Metals Company's written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy. Like Commercial Metals Company, EOG believes that the actions taken by it demonstrate that it has substantially implemented the Proposal. For this reason, the Proposal should be omitted.

Moreover, EOG believes it is significant that the aforementioned former proponents of the Proposal each cited EOG's responsiveness to the Proposal in their correspondence to EOG withdrawing their respective proposals.

CONCLUSION

For the reasons set forth above, it is our view that EOG may exclude the Proposal from its 2010 proxy materials pursuant to Rule 14a-8(i)(10). We request the Staff's concurrence in our view or, alternatively, confirmation that the Staff will not recommend any enforcement action to the Commission if EOG so excludes the Proposal. If the Staff does not concur with the position discussed above, we would appreciate the opportunity to confer with the Staff concerning this matter prior to the issuance of its Rule 14a-8 response

When a written response to this letter becomes available, please fax the letter to me at (713) 651-6261 or email it to me at michael_donaldson@eogresources.com. Should the Staff have any questions in the meantime, please feel free to call me at (713) 651-6260.

Sincerely,



Michael P. Donaldson
Corporate Secretary

cc: Board of Pensions of the Evangelical Lutheran Church in America
800 Marquette Avenue, Suite 1050
Minneapolis, MN 55402-2892
Attention: Patricia Zerega, Director of Corporate Social Responsibility
via e-mail to mail@elcabop.org and facsimile at (412) 369-8840
with a copy to:
Heather H. Williamson, Senior Investment Manager
via e-mail to mail@elcabop.org and facsimile at (612) 334-5399

Exhibit 1

Copy of the Proposal and Correspondence



Board of Pensions
Evangelical Lutheran Church in America
God's work. Our hands.

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

VIA OVERNIGHT DELIVERY

November 23, 2009

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
1111 Bagby Street, Sky Lobby 2
Houston, TX 77002

Dear Mr. Donaldson:

As a faith-based pension plan and institutional investor, the Board of Pensions of the Evangelical Lutheran Church in America (ELCA) believes it is possible to positively impact shareholder value while at the same time aligning with the values, principles and mission of the ELCA. We believe that corporations need to promote positive corporate policies including Board diversity.

The ELCA Board of Pensions is beneficial owner of over 29,700 shares of EOG Resources common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain a requisite ownership position through the 2010 annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that EOG Resources take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen as well as publicly commit itself to a policy of Board inclusiveness. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the 2010 annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials. Calvert Asset Management Company, Inc. ("Calvert") is the primary filer on this resolution.

Calvert will continue as the lead shareholder, and is prepared to assemble the dialogue team as quickly as convenient. If you have any questions, please contact Patricia Zerega, Director of Corporate Social Responsibility, at 412-367-7575 in the Corporate Social Responsibility office of the ELCA.

Sincerely,



Heather H. Williamson, CFA
Senior Investment Manager
ELCA Board of Pensions

CC: Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237

Kelli Dever – Mellon
Global Security Services
135 Santilli Highway
Everett, MA 02149

EOG Resources, Inc.
Resolution On Board Diversity

BE IT RESOLVED:
That the Board of Directors consistent with their fiduciary duties:

1. Take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen;
2. Publicly commit itself to a policy of Board inclusiveness by amending the Nominating and Corporate Governance Committee's Charter to ensure that:
   - Women and minority candidates are routinely sought as part of every Board search the company undertakes;
   - The Board strives to obtain diverse candidates by expanding director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such government, academia, and non-profit organizations; and
   - Board composition is reviewed periodically to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties.

SUPPORTING STATEMENT:
We believe that diversity is an essential measure of sound governance and a critical attribute to a well-functioning board. We believe that in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success, as it increases the likelihood of making the right strategic and operational decisions and catalyzes efforts to recruit, retain, and promote the best people, including women and minorities. We believe director and nominee diversity helps to ensure that different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced and comprehensive.

A growing body of academic research shows there is a significant positive relationship between firm value and the percentage of women and minorities on boards. This view is strongly supported by many large institutional fund managers, who consider the diversity of a firm's board before investing. Earlier this year, the Council of Institutional Investors amended its Corporate Governance Policies to explicitly support a diverse board in background, experience, age, race, gender, ethnicity, and culture. Connecticut State Treasurer Denise L. Nappier, principal fiduciary of the Connecticut Retirement Plans and Trust Fund, has affirmed that "shareholder value and corporate bottom lines are enhanced by an independent and diverse board."

In April 2009, SEC Commissioner Luis Aguilar stated "It is imperative to have processes in place to be able to identify diverse candidates. The nominating committee should follow policies and procedures which require that, in all future assessments of board needs, to include the development of a diverse slate of candidates in advance of a board opening becoming available. In today's environment, diversity in the boardroom is a business necessity..."

In our view, companies combining competitive financial performance with high standards of corporate governance, including board diversity, are better positioned to generate long-term value for their shareholders. As such, we urge the Board to broaden its pool of candidates and publicly commit to taking steps to establish an inclusive Board.



Michael P. Donaldson
Assistant General Counsel

EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston Texas 77002
(713) 651-6260
Fax (713) 651-6261
Michael_Donaldson@eogresources.com

December 15, 2009

Via Facsimile and U.S. Mail

Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814
Attention: Aditi Mohapatra

Connecticut Retirement Plans and Trust Funds
c/o Office of the Treasurer – State of Connecticut
55 Elm Street
Hartford, CT 06106-1773
Attention: Donald Kirshbaum

Board of Pensions of the Evangelical Lutheran Church in America
800 Marquette Avenue, Suite 1050
Minneapolis, MN 55402-2892
Attention: Patricia Zerega

Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739
Attention: Susan Vickers, RSM

Presbyterian Church (U.S.A.)
100 Witherspoon Street
Louisville, KY 40202-1396
Attention: Rev. William Somplatsky-Jarman

Re: Co-Sponsored Shareholder Proposal - EOG Resources, Inc. ("EOG")

Ladies and Gentlemen:

I am writing to inform you that earlier today, the Board of Directors of EOG, upon the recommendation of EOG's Nominating and Governance Committee (the "Committee"), adopted an amendment to EOG's Nominating and Governance Committee Charter in response to your co-sponsored shareholder proposal regarding board diversity.

The amended Nominating and Governance Committee Charter, a copy of which is attached hereto and which is "marked" to reflect the specific amendments adopted, provides that the Committee shall take into account diversity in professional experience, skills and background, and diversity in race and gender, in considering individual director candidates. In addition, the amended Nominating and Governance Committee Charter provides that the Committee shall, both prior to recommending an individual for election to EOG's Board and prior to recommending the appointment of a director to an EOG Board committee, consider and review, among other factors, the experience and the diversity in race and gender that the individual brings to the Board or Board committee (as the case may be). The amended Nominating and Governance Committee Charter has been posted on our external Internet website accessible to the public, and corresponding disclosures will be included in EOG's 2010 proxy statement.

The values described in your shareholder proposal are consistent with the values and practices of EOG. Moreover, our policies, proxy statement and other public disclosures and the composition of our diverse workforce clearly demonstrate our commitment to inclusiveness and diversity at all levels of EOG.

We believe that our amended Nominating and Governance Committee Charter further demonstrates this commitment and is responsive to your shareholder proposal. Therefore, we respectfully ask that you consider withdrawing your shareholder proposal.

Thank you in advance for your consideration. Please contact me at (713) 651-6260 or via email, at Michael_Donaldson@eogresources.com, should you have any questions.

Sincerely,



Michael P. Donaldson
Corporate Secretary

Attachment

Amendments Approved by EOG Board Effective December 15, 2009

Nominating and Governance Committee Charter

(as of ~~February 26~~December 15, 2009)

Purpose

The Nominating and Governance Committee is appointed by the Board to (1) assist the Board by identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (2) recommend to the Board the director nominees for the next annual meeting of stockholders, (3) recommend to the Board director nominees (including chairpersons) for each committee, (4) develop and recommend to the Board the Corporate Governance Guidelines applicable to the Company, and (5) oversee the annual review of the Board's performance.

Committee Membership

The Nominating and Governance Committee shall consist of no fewer than three members. The members of the Nominating and Governance Committee shall meet the independence requirements of the New York Stock Exchange, the Company's bylaws and applicable law, as each is amended from time to time.

The members of the Nominating and Governance Committee shall be appointed by the Board on the recommendation of the Nominating and Governance Committee. Nominating and Governance Committee members may be replaced by the Board.

Committee Authority and Responsibilities

In addition to such other duties as the Board may from time to time assign:

1. The Nominating and Governance Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have the sole authority to approve the search firm's fees and other retention terms.

2. The Nominating and Governance Committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors, without consulting or obtaining the approval of any officer of the Company in advance.

3. The Nominating and Governance Committee shall actively seek individuals qualified to become Board members for recommendation to the Board. ~~New d~~Directors should possess personal and professional integrity, have good business judgment, and have relevant experience and skills. The Nominating and Governance Committee shall take into account diversity in professional experience, skills and background, and diversity in race and gender, in considering individual director candidates.

4. Prior to recommending an individual for election to the Board, the Nominating and Governance Committee shall consider and review the individual's independence, the experience, skills, diversity in race and gender and contributions that the individual brings to the Board (including whether the individual has the knowledge, background and experience to qualify as an "audit committee financial expert" under the rules and regulations of the Securities and Exchange Commission), and, if the individual is an

existing director of the Company, the individual's length of Board service and Board and committee meeting attendance and fulfillment of Board responsibilities.

5. Prior to recommending the appointment of a director to a Board committee, the Nominating and Governance Committee shall consider and review the director's independence, the experience, skills, diversity in race and gender and contributions that the director brings to the Board committee, and, if the individual is an existing committee member, the director's Board committee meeting attendance and performance and fulfillment of committee responsibilities.

6. The Nominating and Governance Committee shall monitor and periodically review the composition of the Board and each of the Board committees and recommend to the Board any changes, as appropriate, in the size of the Board or any of the Board committees or in the responsibilities, membership and chairs of any of the Board committees. The Nominating and Governance Committee shall also ensure that the Board and each of the Board committees consist of an appropriate number of "independent" directors within the meaning of, and in accordance with, all rules and laws applicable to the Company, the Company's Corporate Governance Guidelines and bylaws and the Company's Board committee charters.

7. The Nominating and Governance Committee shall periodically review the Certificate of Incorporation and Bylaws of the Company and recommend any proposed changes to the Board for approval.

8. The Nominating and Governance Committee shall perform the duties described in the Company's Corporate Governance Guidelines relating to majority election of directors and holdover directors.

9. The Nominating and Governance Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board's performance, to be discussed with the full Board following the end of each fiscal year.

10. The Nominating and Governance Committee shall review and reassess the adequacy of the Company's Corporate Governance Guidelines annually and recommend any proposed changes to the Board for approval.

11. The Nominating and Governance Committee may form and delegate authority to subcommittees when appropriate.

12. The Nominating and Governance Committee shall make regular reports to the Board.

13. The Nominating and Governance Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Nominating and Governance Committee shall annually review its own performance.

Approved by the Board of Directors on ~~February 26~~December 15, 2009



Michael P. Donaldson
Assistant General Counsel

EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
_(713) 651-6260_
Fax: (713) 651-6261
Michael Donaldson@eogresources.com

December 29, 2009

Via Facsimile

Board of Pensions of the Evangelical Lutheran Church in America
800 Marquette Avenue, Suite 1050
Minneapolis, MN 55402-2892
Attention: Patricia Zerega

Presbyterian Church (U.S.A.)
100 Witherspoon Street
Louisville, KY 40202-1396
Attention: Rev. William Somplatsky-Jarman

Re: Co-Sponsored Shareholder Proposal - EOG Resources, Inc. ("EOG")

Ladies and Gentlemen:

Thank you again for taking the time last week to discuss your co-sponsored shareholder proposal regarding board diversity and EOG's amendment to our Nominating and Governance Committee Charter in response thereto.

As a follow-up to our conference call, attached are copies of letters from each of Calvert Asset Management Company, Inc., the Connecticut Retirement Plans and Trust Funds and Catholic Healthcare West, withdrawing their respective proposals.

Please advise as soon as possible if you will also be withdrawing your proposal and, if so, please provide a signed letter to me evidencing your withdrawal of your proposal. EOG's deadline to submit its no-action letter to the SEC (regarding our substantial implementation of your proposal) is this Thursday, December 31st. If we receive withdrawal letters from each of you prior to such time, it will not be necessary for us to submit a no-action letter to the SEC.

Please contact me at (713) 651-6260 or via email, at michael_donaldson@eogresources.com, should you have any questions.

Sincerely,

Michael P. Donaldson
Corporate Secretary

Attachments


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

December 22, 2009

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
111 Bagby, Sky Lobby 2
Houston, Texas 77210-4362

Dear Mr. Donaldson:

On behalf of Calvert Asset Management Company, Inc. I'd like to thank you for sharing information on the proposed revision to EOG's Nominating and Governance Committee Charter. We appreciate that the Board gave consideration to Calvert's proposal. We were pleased to see the company added a commitment to include diversity in race and gender as part of board composition.

Based on your letter dated December 15, 2009, Calvert is pleased to affirm that the policy revisions proposed by EOG Resources meet the spirit and intent of the request outlined in our 2009 Shareholder Proposal on board diversity. The new charter serves as substantial implementation of the proposal. Accordingly, we are withdrawing our shareholder proposal from EOG Resources' proxy materials.

We look forward to being kept up-to-date on EOG Resources' diversity commitment. If you have any questions or concerns, please contact me at (301) 961-4715 or via e-mail at aditi.mohapatra@calvert.com

Sincerely,

Aditi Mohapatra
Sustainability Analyst
Calvert Asset Management Company, Inc.

cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Asset Management Company, Inc.
Stu Dalheim, Director, Shareholder Advocacy, Calvert Asset Management Company, Inc.

A UNIFI Company.

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2748
www.calvert.com



DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

December 17, 2009

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
1111 Bagby Street, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Donaldson:

The purpose of this letter is to withdraw the shareholder resolution co-filed by the Connecticut Retirement Plans and Trust Funds ("CRPTF") and submitted to EOG Resources on November 19, 2009. We are withdrawing our resolution based on the commitment of the Company's Nominating & Governance Committee to amend their governance documents to reflect additional considerations of diversity including specific mentions of race and gender.

We thank you for your attention to this matter and look forward to continued dialogue with the company.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

cc: Aditi Mohapatra, Calvert Investments


Catholic Healthcare West

December 22, 2009

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
111 Bagby, Sky Lobby 2
Houston, TX 77210-4362

Dear Mr. Donaldson:

Based on your letter dated December 15, 2009, CHW is pleased to affirm that the policy revisions proposed by EOG Resources meet the spirit and intent of the request outlined in our 2009 Shareholder Proposal on board diversity. The new charter serves as substantial implementation of the proposal. Accordingly, we are withdrawing our shareholder proposal from EOG Resources' proxy materials.

We look forward to being kept up-to-date on EOG Resources' diversity commitment.

Sincerely,

Susan Vickers, RSM

Susan Vickers, RSM
VP, Community Health

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 telephone
415.438.5724 fax

chwHEALTH.org

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com


Calvert
INVESTMENTS

November 19, 2009

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
1111 Bagby Street, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Donaldson:

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 54 mutual funds sponsored by Calvert Group, Ltd., including 23 funds that apply sustainability criteria. Calvert currently has over $14 billion in assets under management.

The Calvert Social Index Fund, Calvert Social Investment Fund Balanced Portfolio, Calvert Social Investment Fund Equity Portfolio, Calvert Variable Series Calvert Social Balanced Portfolio, and Calvert Variable Series Calvert Social Equity Portfolio are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, each of these Funds have held these securities continuously for at least one year, and it is Calvert's intention that each Fund continues to own shares in the Company through the date of the 2010 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, the Funds are filing the enclosed, requesting that the Company amend its Nominating Committee charter to include diversity, particularly diversity of race and gender, as a consideration in the Company's board selection process.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Aditi Mohapatra, at 301.961.4715, or contact her via email at aditi.mohapatra@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,



Ivy Wafford Duke, Esq.
Assistant Vice President

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Asset Management Company, Inc.

Aditi Mohapatra, Sustainability Analyst, Calvert Asset Management Company, Inc.

Enclosures: Resolution Text

Calvert Asset Management Company, Inc. Resolution On Board Diversity

BE IT RESOLVED:

That the Board of Directors consistent with their fiduciary duties:

1. Take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen;
2. Publicly commit itself to a policy of Board inclusiveness by amending the Nominating and Corporate Governance Committee's Charter to ensure that:
   - Women and minority candidates are routinely sought as part of every Board search the company undertakes;
   - The Board strives to obtain diverse candidates by expanding director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such government, academia, and non-profit organizations; and
   - Board composition is reviewed periodically to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties.

SUPPORTING STATEMENT:
We believe that diversity is an essential measure of sound governance and a critical attribute to a well-functioning board. We believe that in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success, as it increases the likelihood of making the right strategic and operational decisions and catalyzes efforts to recruit, retain, and promote the best people, including women and minorities. We believe director and nominee diversity helps to ensure that different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced and comprehensive.

A growing body of academic research shows there is a significant positive relationship between firm value and the percentage of women and minorities on boards. This view is strongly supported by many large institutional fund managers, who consider the diversity of a firm's board before investing. Earlier this year, the Council of Institutional Investors amended its Corporate Governance Policies to explicitly support a diverse board in background, experience, age, race, gender, ethnicity, and culture. Connecticut State Treasurer Denise L. Nappier, principal fiduciary of the Connecticut Retirement Plans and Trust Fund, has affirmed that "shareholder value and corporate bottom lines are enhanced by an independent and diverse board."

In April 2009, SEC Commissioner Luis Aguilar stated "It is imperative to have processes in place to be able to identify diverse candidates. The nominating committee should follow policies and procedures which require that, in all future assessments of board needs, to include the development of a diverse slate of candidates in advance of a board opening becoming available. In today's environment, diversity in the boardroom is a business necessity..."

In our view, companies combining competitive financial performance with high standards of corporate governance, including board diversity, are better positioned to generate long-term value for their shareholders. As such, we urge the Board to broaden its pool of candidates and publicly commit to taking steps to establish an inclusive Board.


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

December 22, 2009

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
111 Bagby, Sky Lobby 2
Houston, Texas 77210-4362

Dear Mr. Donaldson:

On behalf of Calvert Asset Management Company, Inc. I'd like to thank you for sharing information on the proposed revision to EOG's Nominating and Governance Committee Charter. We appreciate that the Board gave consideration to Calvert's proposal. We were pleased to see the company added a commitment to include diversity in race and gender as part of board composition.

Based on your letter dated December 15, 2009, Calvert is pleased to affirm that the policy revisions proposed by EOG Resources meet the spirit and intent of the request outlined in our 2009 Shareholder Proposal on board diversity. The new charter serves as substantial implementation of the proposal. Accordingly, we are withdrawing our shareholder proposal from EOG Resources' proxy materials.

We look forward to being kept up-to-date on EOG Resources' diversity commitment. If you have any questions or concerns, please contact me at (301) 961-4715 or via e-mail at aditi.mohapatra@calvert.com.

Sincerely,

Aditi Mohapatra
Sustainability Analyst
Calvert Asset Management Company, Inc.

cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Asset Management Company, Inc.
Stu Dalheim, Director, Shareholder Advocacy, Calvert Asset Management Company, Inc.

A UNIFI Company.

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2748
www.calvert.com


STATE OF CONNECTICUT
TREASURER'S OFFICE

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

November 19, 2009

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
1111 Bagby Street, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Donaldson:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolutions submitted by Calvert Investments – a copy of the resolution is attached.

As the Deputy State Treasurer, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of November 17, 2009, the CRPTF held 101,005 shares of EOG Resources stock valued at approximately $9,143,983. The CRPTF will continue to hold EOG Resources shares though the annual meeting dates.

Please do not hesitate to contact Donald Kirshbaum, Investment officer for Policy at (860) 702-3164 if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer

cc: Aditi Mohapatra, Calvert Investments

55 Elm Street Hartford, Connecticut 06106-1773
An Equal Opportunity Employer


STATE OF CONNECTICUT
TREASURER'S OFFICE

Calvert Asset Management Company, Inc. Resolution On Board Diversity

Resolution Co-filed by the Connecticut Retirement Plans and Trust Funds

BE IT RESOLVED:

That the Board of Directors consistent with their fiduciary duties:

1. Take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen;
2. Publicly commit itself to a policy of Board inclusiveness by amending the Nominating and Corporate Governance Committee's Charter to ensure that:
   - Women and minority candidates are routinely sought as part of every Board search the company undertakes;
   - The Board strives to obtain diverse candidates by expanding director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such government, academia, and non-profit organizations; and
   - Board composition is reviewed periodically to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties.

SUPPORTING STATEMENT:

We believe that diversity is an essential measure of sound governance and a critical attribute to a well-functioning board. We believe that in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success, as it increases the likelihood of making the right strategic and operational decisions and catalyzes efforts to recruit, retain, and promote the best people, including women and minorities. We believe director and nominee diversity helps to ensure that different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced and comprehensive.

A growing body of academic research shows there is a significant positive relationship between firm value and the percentage of women and minorities on boards. This view is strongly supported by many large institutional fund managers, who consider the diversity of a firm's board before investing. Earlier this year, the Council of Institutional Investors amended its Corporate Governance Policies to explicitly support a diverse board in background, experience, age, race, gender, ethnicity, and culture. Connecticut State

Treasurer Denise L. Nappier, principal fiduciary of the Connecticut Retirement Plans and Trust Fund, has affirmed that "shareholder value and corporate bottom lines are enhanced by an independent and diverse board."

In April 2009, SEC Commissioner Luis Aguilar stated "It is imperative to have processes in place to be able to identify diverse candidates. The nominating committee should follow policies and procedures which require that, in all future assessments of board needs, to include the development of a diverse slate of candidates in advance of a board opening becoming available. In today's environment, diversity in the boardroom is a business necessity..."

In our view, companies combining competitive financial performance with high standards of corporate governance, including board diversity, are better positioned to generate long-term value for their shareholders. As such, we urge the Board to broaden its pool of candidates and publicly commit to taking steps to establish an inclusive Board.


STATE OF CONNECTICUT
TREASURER'S OFFICE

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

December 17, 2009

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
1111 Bagby Street, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Donaldson:

The purpose of this letter is to withdraw the shareholder resolution co-filed by the Connecticut Retirement Plans and Trust Funds ("CRPTF") and submitted to EOG Resources on November 19, 2009. We are withdrawing our resolution based on the commitment of the Company's Nominating & Governance Committee to amend their governance documents to reflect additional considerations of diversity including specific mentions of race and gender.

We thank you for your attention to this matter and look forward to continued dialogue with the company.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

cc: Aditi Mohapatra, Calvert Investments


Catholic Healthcare West

November 20, 2009

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
1111 Bagby Street, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Donaldson:

Catholic Healthcare West, in collaboration with ***Calvert Investments***, hereby submits the enclosed proposal ***Resolution On Board Diversity*** for inclusion in the proxy statement for consideration and action by the 2010 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Catholic Healthcare West has held over $2000.00 worth of ***EOG Resources, Inc.*** stock for more than one year and will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Sr. Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

cc: Ivy Walford Duke, Esq., Calvert Investments
Julie Wokaty, Interfaith Center on Corporate Responsibility

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

Calvert Asset Management Company, Inc. Resolution On Board Diversity

BE IT RESOLVED:

That the Board of Directors consistent with their fiduciary duties:

1. Take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen;
2. Publicly commit itself to a policy of Board inclusiveness by amending the Nominating and Corporate Governance Committee's Charter to ensure that:
   - Women and minority candidates are routinely sought as part of every Board search the company undertakes;
   - The Board strives to obtain diverse candidates by expanding director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such government, academia, and non-profit organizations; and
   - Board composition is reviewed periodically to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties.

SUPPORTING STATEMENT:

We believe that diversity is an essential measure of sound governance and a critical attribute to a well-functioning board. We believe that in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success, as it increases the likelihood of making the right strategic and operational decisions and catalyzes efforts to recruit, retain, and promote the best people, including women and minorities. We believe director and nominee diversity helps to ensure that different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced and comprehensive.

A growing body of academic research shows there is a significant positive relationship between firm value and the percentage of women and minorities on boards. This view is strongly supported by many large institutional fund managers, who consider the diversity of a firm's board before investing. Earlier this year, the Council of Institutional Investors amended its Corporate Governance Policies to explicitly support a diverse board in background, experience, age, race, gender, ethnicity, and culture. Connecticut State Treasurer Denise L. Nappier, principal fiduciary of the Connecticut Retirement Plans and Trust Fund, has affirmed that "shareholder value and corporate bottom lines are enhanced by an independent and diverse board."

In April 2009, SEC Commissioner Luis Aguilar stated "It is imperative to have processes in place to be able to identify diverse candidates. The nominating committee should follow policies and procedures which require that, in all future assessments of board needs, to include the development of a diverse slate of candidates in advance of a board opening becoming available. In today's environment, diversity in the boardroom is a business necessity..."

In our view, companies combining competitive financial performance with high standards of corporate governance, including board diversity, are better positioned to generate long-term value for their shareholders. As such, we urge the Board to broaden its pool of candidates and publicly commit to taking steps to establish an inclusive Board.


Catholic Healthcare West

December 22, 2009

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
111 Bagby, Sky Lobby 2
Houston, TX 77210-4362

Dear Mr. Donaldson:

Based on your letter dated December 15, 2009, CHW is pleased to affirm that the policy revisions proposed by EOG Resources meet the spirit and intent of the request outlined in our 2009 Shareholder Proposal on board diversity. The new charter serves as substantial implementation of the proposal. Accordingly, we are withdrawing our shareholder proposal from EOG Resources' proxy materials.

We look forward to being kept up-to-date on EOG Resources' diversity commitment.

Sincerely,

Susan Vickers, RSM

Susan Vickers, RSM
VP, Community Health

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org



PRESBYTERIAN CHURCH (U.S.A.)

GENERAL ASSEMBLY MISSION COUNCIL

COMPASSION, PEACE AND JUSTICE

VIA OVERNIGHT DELIVERY

November 24, 2009

Mr. Michael P. Donaldson, Corporate Secretary
EOG Resources, Inc.
1111 Bagby Street, Sky Lobby 2
Houston, TX 77002-7361

RE: Shareholder Proposal on Board Diversity

Dear Mr. Donaldson:

I am writing on behalf of the Board of Pensions ("the Board") of the Presbyterian Church (USA), beneficial owner of 35 shares of EOG Resources, Inc. common stock. Verification of ownership will be forwarded shortly by our master custodian, Mellon Bank.

The Presbyterian Church (USA) has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned with issues of diversity in the work place, among top management and on boards of directors, which have been receiving increasing attention and concern from a variety of stakeholders.

To this end, the Board hereby co-files with Calvert Asset Management Company and its mutual funds ("Calvert") and other co-filers the enclosed shareholder resolution and supporting statement for consideration and action at your 2010 Annual Meeting. In brief, the proposal requests EOG Resources, Inc. to amend its Nominating Committee charter to include diversity, particularly of race and gender, as a consideration in the company's Board selection process. Consistent with Regulation 14A-8 of the General Rules and Regulations of the Securities and Exchange (SEC) Act of 1934, the Board of Pensions of the Presbyterian Church (USA) has held EOG Resources common stock valued over $2,000 continually for a period of one year prior to the date of this co-filing letter. The Board will hold the SEC-required ownership position through the 2010 Annual Meeting, and will have the shares represented at the Annual Meeting.

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

Calvert is authorized to act on behalf of the Board with respect to this proposal. You may also contact me with regard to this filing at (502) 569-5809, or by email at Bill.Somplatsky-Jarman@pcusa.org.

Sincerely yours,



Rev. William Somplatsky-Jarman
Coordinator for Social Witness Ministries

Enclosure: Shareholder Resolution on Board Diversity

cc: Rev. Brian Ellison, Chairperson
Committee on Mission Responsibility Through Investment
Rev. Shelly White Wood, Vice Chairperson
Committee on Mission Responsibility Through Investment
Rev. Mike Cole, General Presbyter
Presbytery of New Covenant
Ms. Aditi Vora Mohapatra, Sustainability Analyst
Calvert Group, Ltd.

2010 EOG Resources, Inc. Shareholder Resolution On Board Diversity

BE IT RESOLVED: That the Board of Directors consistent with their fiduciary duties:

1. Take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen;

2. Publicly commit itself to a policy of Board inclusiveness by amending the Nominating and Corporate Governance Committee's Charter to ensure that:

- Women and minority candidates are routinely sought as part of every Board search the company undertakes;
- The Board strives to obtain diverse candidates by expanding director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such government, academia, and non-profit organizations; and
- Board composition is reviewed periodically to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties.

SUPPORTING STATEMENT:
We believe that diversity is an essential measure of sound governance and a critical attribute to a well-functioning board. We believe that in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success, as it increases the likelihood of making the right strategic and operational decisions and catalyzes efforts to recruit, retain, and promote the best people, including women and minorities. We believe director and nominee diversity helps to ensure that different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced and comprehensive.

A growing body of academic research shows there is a significant positive relationship between firm value and the percentage of women and minorities on boards. This view is strongly supported by many large institutional fund managers, who consider the diversity of a firm's board before investing. Earlier this year, the Council of Institutional Investors amended its Corporate Governance Policies to explicitly support a diverse board in background, experience, age, race, gender, ethnicity, and culture. Connecticut State Treasurer Denise L. Nappier, principal fiduciary of the Connecticut Retirement Plans and Trust Fund, has affirmed that "shareholder value and corporate bottom lines are enhanced by an independent and diverse board."

In April 2009, SEC Commissioner Luis Aguilar stated "It is imperative to have processes in place to be able to identify diverse candidates. The nominating committee should follow policies and procedures which require that, in all future assessments of board needs, to include the development of a diverse slate of candidates in advance of a board opening becoming available. In today's environment, diversity in the boardroom is a business necessity..."

In our view, companies combining competitive financial performance with high standards of corporate governance, including board diversity, are better positioned to generate long-term value for their shareholders. As such, we urge the Board to broaden its pool of candidates and publicly commit to taking steps to establish an inclusive Board.



EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, Texas 77002

P.O. Box 4362
Houston, Texas 77210-4362

Facsimile Number – (713) 651-6987

DATE: December 29, 2009

TO: Rev. William Somplatsky-Jarman
COMPANY: Presbyterian Church (U.S.A.)
FAX #: 502-569-8116

FROM: Michael Donaldson
COMPANY: EOG Resources, Inc.
PHONE #: 713-651-6260

TOTAL NUMBER OF PAGES (including cover page): 5

NOTES:

Dear Mr. Donaldson:
We hereby withdraw the resolution. A more formal letter will come later. We thank you for the responsiveness shown.

Sincerely,

Rev. William Somplatsky-Jarman

If you do not receive this transmission in its entirety, please call

Tina Meyer at 713-651-6942 **as soon as possible.**

Thank you.